SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2009 and 2008

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann, P.C.
San Diego, California
June 24, 2010

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value (Note 3)
Money Market Fund	$881,049	$357,551
Invesco Stable Value Fund	22,315,937	23,795,311
Kyocera ADR Stock Fund	15,577,022	13,394,452
Mutual funds	69,244,961	53,415,290
Participant loans	3,570,984	3,860,863

Total Investments	111,589,953	94,823,467

Receivables
Participant contributions	—	11,609
Employer contributions	—	293
Interest receivable	—	1,434

Total Receivables	—	13,336

Net assets available for benefits	$111,589,953	$94,836,803

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions
Contributions
Participants	$8,643,298	$10,158,300
Employer	1,546,272	2,489,953
Net appreciation (depreciation) in fair value of investments	18,049,796	(32,383,112)
Dividends	834,540	199,887
Interest	832,959	803,342

Total increases (decreases)	29,906,865	(18,731,630)

Deductions
Benefit payments	13,153,715	10,633,990

Total deductions	13,153,715	10,633,990

Net increase (decrease)	16,753,150	(29,365,620)
Net assets available for benefits
Beginning of year	94,836,803	124,202,423

End of year	$111,589,953	$94,836,803

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan’s assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the Plan. The Plan’s recordkeeper was Mitchell Benefit Services, Inc. through September 30, 2009. Effective October 1, 2009, Diversified Investment Advisors became the executor, recordkeeper, custodian and trustee of the Plan’s assets. Diversified maintains and invests Plan assets on behalf of the Plan.

The Plan was amended and restated effective January 1, 2009 to reflect all current ERISA regulations. In addition on October 1, 2009 the Company amended and restated the Plan by adopting a Diversified nonstandardized prototype plan.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2009 and 2008.

Employee rollover contributions made in 2009 and 2008 were approximately $1,100,000 and $580,000, respectively which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts totaled $716,000 and $126,000 in 2009 and 2008, respectively.

In 2009 and 2008, employer contributions were reduced by approximately $126,000 and $218,000, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered by the Plan were changed during the year and are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income Fund (replaces Dodge & Cox Balanced Fund)—The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Fidelity Spartan 500 Index Advantage Fund (replaces State Street Global Advisors S&P 500 Index Fund)—The Fidelity Spartan 500 Index Advantage Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R4 Fund (replaces Davis New York Venture Fund—The American Funds Fundamental Invs R4 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund (replaces Rainier Small/Mid Cap Equity Fund)—The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market capitalization. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R4 Fund—The EuroPacific Growth R4 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return Instl Fund (replaces Dodge & Cox Income Fund)—The PIMCO Total Return Instl Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

American Funds Growth A R4 Fund—The American Funds Growth A R4 Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth.

Allianz NFJ Small Cap Value Admin Fund (replaces Royce Total Return Fund)—The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $2 billion or more. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investments (continued)

Perkins Mid Cap Value Investor Fund (replaces Goldman Sachs Mid Cap Value A Fund)—The Perkins Mid Cap Value Investor Fund invests primarily in equity securities of companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

BlackRock Equity Dividend I Fund (replaces Sound Shore Fund)—The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large and mid market capitalization. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Mgmt Small Co Instl Fund (replaces Neuberger Berman Genesis Investment Fund)—The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with market capitalization of $1.5 billion or less. Its objective is long-term capital growth; current income is secondary.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund and the Dodge & Cox Balanced Fund are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans and the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

The Plan invests in a fully benefit-responsive investment contract through the Invesco Stable Value Fund which is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. Contract value of the units approximates fair value.

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2009 and 2008.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on the reporting of fully benefit-responsive investment contracts. This guidance (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. It also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2009 and 2008 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Adoption of New Accounting Pronouncement

In June 2009, FASB issued Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (GAAP), a replacement of FASB Statement No. 162. This statement establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. This statement was adopted and was effective for the Plan’s financial statements for the year ended December 31, 2009. This statement does not change GAAP and its adoption did not impact the Plan’s financial position or results of operation.

Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The FASB issued additional guidance in 2009, requiring that fair values be detailed by major asset category, within the fair value hierarchy, and this should be adopted on a prospective basis. Retrospective adoption is not required and has not been adopted. Accordingly the following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Fair Value Measurements (continued)

As of December 31, 2009 (in thousands)	Level 1	Level 3	Total
Mutual funds:
Domestic equity funds	$37,316,187	$—	$37,316,187
Balanced funds	12,722,428	—	12,722,428
Bond funds	7,580,093	—	7,580,093
International equity funds	11,626,253	—	11,626,253
Money market fund	881,049	—	881,049
Common stock:
Kyocera corp.	15,577,022	—	15,577,022
Participant loans	—	3,570,984	3,570,984
Common collective trust (Invesco SVF)	—	22,315,937	22,315,937

Total Investments at fair value	$85,703,032	$25,886,921	$111,589,953

As of December 31, 2008 (in thousands)	Level 1	Level 3	Total
Mutual funds:
Mutual funds	$53,415,290	$—	$53,415,290
Money market fund	357,551	—	357,551
Common stock:
Kyocera corp.	13,394,452	—	13,394,452
Participant loans	—	3,860,863	3,860,863
Common collective trust (Invesco SVF)	—	23,795,311	23,795,311

Total Investments at fair value	$67,167,293	$27,656,174	$94,823,467

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008

	Invesco Stable Value Fund	Participants Loans	Total
Balance on January 1, 2008	$18,781,758	$3,845,799	$22,627,557
Realized gains (losses)	788,652	—	788,652
Purchases, sales, issuances and settlements, net	4,224,901	15,064	4,239,965

Balance on December 31, 2008	$23,795,311	$3,860,863	$27,656,174

Balance on January 1, 2009	$23,795,311	$3,860,863	$27,656,174
Realized gains (losses)	628,480	—	628,480
Purchases, sales, issuances and settlements, net	(2,107,854)	(289,879)	(2,397,733)

Balance on December 31, 2009	$22,315,937	$3,570,984	$25,886,921

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Investments recorded at fair value	2009	2008
Invesco Stable Value Fund	$22,315,937	$23,795,311
Kyocera ADR Stock Fund	15,577,022	13,394,452
American Funds EuroPacific Growth R4 Fund	11,626,253	8,463,779
BlackRock Equity Dividend Fund	8,792,636	—
Sound Shore Fund	—	6,521,312
American Funds Growth A Fund	8,344,069	6,354,187
Oakmark Equity & Inc Fund	7,539,015	—
PIMCO Total Return Institutional Fund	7,580,093	—
Dodge & Cox Balanced	—	6,275,779
Perkins Mid Cap Value Fund	5,839,908
Dodge & Cox Income Fund	—	5,591,869
Goldman Sachs Mid Cap Value A Fund	—	4,760,808

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

Net Appreciation (Depreciation) in Fair Value of Investments

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,049,796 in 2009 and depreciated in value by $32,383,112 in 2008 as follows:

	2009	2008
Equity Funds	$15,553,226	$(30,066,644)
Kyocera ADR Stock Fund	2,496,570	(2,316,468)

	$18,049,796	$(32,383,112)

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009 the Plan adopted a Diversified Investment Advisors nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Diversified for the nonstandarized prototype plan. The Plan Administrative Committee believes that the requirements under IRC section 401 have been adhered to and, accordingly, no taxes have been provided for in the accompanying financial statements.

5.	Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2009 and 2008.Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent. Loans made to employees of the Company also qualify as party-in-interest transactions.

An employee of the Company serves as the Plan’s administrator and is a participant in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of money market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are consistent with the amounts reported in the Form 5500.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2009 and 2008

7.	Contingency

During Plan year 2005, one participating entity transferred manufacturing operations overseas which resulted in a significant downsizing of its US manufacturing operations. After review and discussions with outside legal advisors, it was determined that a partial plan termination had occurred. During Plan year 2008, the Company made contributions to the Plan in order to make all participants with involuntary terminations during Plan year 2005 whole. Their accounts were settled during the 2008 Plan year.

On March 31, 2009 a reduction in force at this same company resulted in a partial plan termination. All participants with involuntary separations during calendar 2009 were fully vested in the employer matching contributions made to the plan on their behalf.

8.	Subsequent Events

On March 31, 2010, the Company continued the reorganization started in March 31, 2009 at one of its operations. Management has reviewed the details and believes that because these reductions in force were part of one restructuring plan that a Partial Plan Termination has occurred in plan year 2010. The Company is currently determining the impact of this result on calendar 2010 involuntary separations.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule I: Schedule H, line 4i – Schedule of Assets (Held at End of Year)**

Year Ended December 31, 2009

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	Invesco	Invesco Stable Value Fund	$—	$22,315,937
	* Kyocera Corp.	Kyocera ADR Stock Fund	—	15,577,022
	American Funds	American Funds EuroPacific Growth R4 Fund	—	11,626,253
	BlackRock	BlackRock Equity Dividend Fun	—	8,792,636
	American Funds	American Funds Growth A Fund	—	8,344,069
	PIMCO	PIMCO Total Return Fund	—	7,580,093
	Oakmark	Oakmark Equity Income Fund	—	7,539,015
	Perkins	Perkins Mid Value Fund	—	5,839,908
	Fidelity Spartan	Fidelity Spartan 500 Fund	—	5,183,413
	American Funds	American Fundamental Investment Fund	—	4,237,403
	Columbia	Columbia Acorn Z Fund	—	3,973,124
	Brown	Brown Management Small Company Fund	—	3,905,072
	Allianz	Allianz Small Value Fund	—	2,223,975
	* Union Bank	Money Market Fund (Highmark)	—	881,049
	* Participant loans	Loans (interest rates and maturity dates range from 5.25% to 12% and January 2010 to October 2028, respectively)	—	3,570,984

			$—	$111,589,953

*	Indicates party-in-interest to the Plan.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
***	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 24, 2010.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive Vice President/CFO

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Mayer Hoffman McCann, P.C.	Filed herewith